Exhibit 3.5

ANNUAL INFORMATION FORM

Fiscal year ended March 4, 2017

April 26, 2017

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS		3
ITEM 1.	CORPORATE STRUCTURE	4
Name, Address and Incorporation		4
Intercorporate Relationships		4
ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS	4
History of the Business		4
General Development of the Last Three Fiscal Years		5
ITEM 3.	DESCRIPTION OF ACTIVITIES	6
General		7
Store Network		7
Franchise Operations		8
Professional and Commercial Activities		8
Marketing and Advertising		9
Purchasing and Distribution		10
Selling Prices of Medications		10
Real Estate		10
Information Systems		10
Human Resources		11
Trademarks		11
Cycles		11
Trends and Competitive Environment		11
Social Responsibility		11
Risks Factors		12
ITEM 4.	DIVIDENDS	12
Event Subsequent to March 4, 2017		12
ITEM 5.	CAPITAL STRUCTURE	13
Class “A” Subordinate Voting Shares and Class “B” Shares		13
Class “C” Shares		15
ITEM 6.	MARKET FOR SECURITIES	15
Trading Prices and Volumes		15
ITEM 7.	DIRECTORS AND OFFICERS	16
Directors		16
Officers		17
ITEM 8.	LEGAL PROCEEDINGS	19
ITEM 9.	INTEREST OF MANAGEMENT AND OTHERs IN MATERIAL TRANSACTIONS	19
ITEM 10.	TRUST AGENT AND REGISTRAR	19
ITEM 11.	MATERIAL CONTRACTS	19
ITEM 12.	INTEREST OF EXPERTS	19
Name of Experts		19
Interest of Experts		19
ITEM 13.	AUDIT COMMITTEE DISCLOSURE	20
Charter		20
Composition of the Audit Committee		24
Relevant Experience of the Audit Committee Members		24
Policies Regarding Services Rendered by Auditors		25
Remuneration of Auditors		26
ITEM 14.	ADDITIONAL INFORMATION	26

2 | The Jean Coutu Group (PJC) Inc. | Annual Information Form 2017

Unless the context indicates otherwise, the use in this Annual Information Form of the terms “our” and “we”, the “Corporation”, “Group” and the “Jean Coutu Group” collectively refer to The Jean Coutu Group (PJC) Inc. and, barring contrary requirements or indications, to its subsidiaries.

This Annual Information Form pertains to the 53-week fiscal year of The Jean Coutu Group (PJC) Inc. ended on March 4, 2017. Unless stated otherwise, all amounts set forth herein are expressed in Canadian dollars.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements which involve risks and uncertainties, and which are based on the Corporation’s current expectations, estimates, projections and assumptions made by the Corporation considering its experience and its perception of historical trends. All statements addressing expectations or projections about the future, including statements about the Corporation’s strategy for growth, costs, operating or financial results, are forward-looking statements. All statements other than statements of historical facts included in this Annual Information Form, including statements regarding the prospects of the Corporation’s industry and the Corporation’s prospects, plans, financial position and business strategy may constitute forward-looking statements within the meaning of the Canadian securities legislation and regulations. Some of the forward-looking statements may be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “could”, “should”, “would”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Corporation believes the expectations reflected in these forward-looking statements are reasonable, it can give no assurance these expectations will prove to have been correct. These statements are not guarantees of future performance and involve a few risks, uncertainties, and assumptions. These statements do not reflect the potential impact of any nonrecurring items or of any mergers, acquisitions, dispositions, asset write-downs or other transactions or charges that may be announced or occur after the date hereof. While the list below of cautionary statements is not exhaustive, some important factors that could affect the Corporation’s future operating results, financial position and cash flows and could cause its actual results to differ materially from those expressed in these forward-looking statements are changes in the legislation or the regulatory environment as it relates to the sale of prescription drugs and the pharmacy exercise, the success of the Corporation’s business model, changes in laws and regulations, or in their interpretations, changes to tax regulations and accounting pronouncements, the cyclical and seasonal variations in the industry in which the Corporation operates, the intensity of competitive activity in the industry in which the Corporation operates, the supplier and brand reputations, the Corporation’s ability to attract and retain pharmacists, labour disruptions, including possibly strikes and labour protests, the accuracy of management’s assumptions and other factors that are beyond the Corporation’s control. These and other factors could cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied in those forward-looking statements.

Forward-looking statements are provided for the purpose of assisting in understanding the Corporation’s financial position and results of operation and to present information about management’s current expectations and plans relating to the future. Investors and others are thus cautioned that such statements may not be appropriate for other purposes and they should not place undue reliance on them. For more information on the risks, uncertainties, and assumptions that would cause the Corporation’s actual results to differ from current expectations, please also refer to the Corporation’s public filings available at www.sedar.com and www.jeancoutu.com. In particular, further details and descriptions of these and other factors are disclosed in the Corporation’s MD&A in the “Critical accounting estimates”, “Risks and uncertainties” and “Strategies and outlook” sections and in the “Risk Factors” section of this Annual Information Form. The forward-looking statements in this Annual Information Form reflect the Corporation’s expectations as of the date hereof and are subject to change after such date. The Corporation expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

3 | The Jean Coutu Group (PJC) Inc. | Annual Information Form 2017

ITEM 1. CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation, which has its head office at 245, Jean Coutu Street, Varennes, Quebec, was incorporated on June 22, 1973, under the name Services Farmico Inc., under Part I of the Companies Act (Quebec). On January 24, 1979, the Corporation obtained supplementary letters patent in order to amend its authorized share capital.

On January 27, 1986, the Corporation was continued under Part IA of the Companies Act (Quebec) by means of a certificate of continuance. It is governed by the Business Corporations Act (Quebec) since the implementation of this act on February 14, 2011. At the time of its initial public offering, the articles of the Corporation were amended by certificates of amendment dated August 8, 1986 and October 9, 1986 in order to:

•	amend the Corporation’s legal name to Le Groupe Jean Coutu (PJC) inc. and, in its English version, The Jean Coutu Group (PJC) Inc.;

•	amend the structure of the share capital; and

•	amend the designation of the shares offered to Class “A” subordinate voting shares (actions à droit de vote subalterne catégorie « A »).

On March 4, 1992, September 29, 2000 and September 25, 2002, the Corporation also amended its articles in order to proceed, each time, to a split of its shares on a basis of two new shares for each issued and outstanding share.

Intercorporate Relationships

Pro Doc Ltd. (“Pro Doc”) is a corporation governed by the Business Corporations Act (Quebec) and a wholly-owned subsidiary of the Corporation.

As of March 4, 2017, the total assets, sales and operating revenues of the other subsidiaries owned by the Corporation did not represent more than 20% of the consolidated assets, consolidated sales and consolidated operating revenues of the Corporation.

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS

History of the Business

The Jean Coutu Group is one of Quebec’s most prominent organizations specializing in the distribution and retailing of pharmaceutical, health care, hygiene, beauty and other products.

The Corporation dates back to 1969, when Mr. Jean Coutu, co-founder and current Chairman of the Board of Directors, opened a first retail store. He introduced an innovative formula to the retail pharmaceutical and health care, hygiene and beauty sector, featuring low prices on a wide range of products, superior customer service and extended business hours. Four years later, in 1973, the Corporation instituted the current franchise system and began its operations as wholesaler-distributor by acquiring a first warehouse.

The “Jean Coutu” formula was quickly embraced by consumers and, in less than ten years, the network gained a major share of the Quebec market. In 1982 and 1983, when the network had grown to include some 60 outlets in Quebec, it expanded into New Brunswick and Ontario.

In 1987, the Jean Coutu Group expanded into the North-Eastern United States. In October 1994, while the Corporation’s American network was including 22 corporate pharmacies, it completed the acquisition of 221 Brooks Drug Store pharmacies in New England. In January 2002, another significant acquisition added 80 pharmacies to the American network.

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In July 2004, the Corporation acquired 1,549 stores and various facilities located in thirteen US states which operated under the Eckerd banner.

In November 2005, the Corporation opened a new distribution center in Hawkesbury, Ontario.

On June 4, 2007, the Corporation finalized an agreement with Rite Aid for the sale of its United States network of over 1,850 Brooks Eckerd stores and six distribution centers, primarily located on the East Coast and in the Mid-Atlantic region. In consideration of this transaction, the Jean Coutu Group received US$2.3 billion in cash, subject to a working capital adjustment, as well as 250 million shares of common stock of Rite Aid, giving it, at the time, an approximate 32% common equity interest and approximately 30% of the voting rights in Rite Aid. The Corporation no longer holds shares of Rite Aid since July 18, 2013.

As of December 20, 2007, the Group acquired Pro Doc, a generic drug manufacturer located in Laval, Quebec. Pro Doc then became a wholly-owned subsidiary of the Corporation.

General Development of the Last Three Fiscal Years

For the twelve-month period ended February 28, 2015

During fiscal 2015, the Corporation opened 5 new stores, relocated 3 stores, closed 2 stores and 16 franchised stores were significantly renovated or expanded.

As of February 28, 2015, the Group operated a network of 416 franchised stores under the banners of PJC Jean Coutu, PJC Jean Coutu Santé Beauté, PJC Jean Coutu Santé and PJC Clinique, all located in Quebec, Ontario and New Brunswick.

On April 30, 2014, the Corporation announced its intention to redeem up to 8,190,000 Class “A” subordinate voting shares during the twelve-month period commencing May 7, 2014, representing approximately 10% of the then outstanding public float for the Class “A” subordinate voting shares. The redemption of 2,574,100 shares was completed during the fiscal year through the facilities of the Toronto Stock Exchange and in accordance with its requirements, at an average weighted price of $21.62 per share for a total amount of $55.6 million for which the carrying value was $12.7 million. All of the redeemed shares have been cancelled.

On June 6, 2014, the Corporation announced the beginning of the construction of its new head office and distribution center located in Varennes.

During the last quarter, the Corporation acquired, without consideration, a tax deduction for donation to a charitable organization of $13 million from a corporation controlled by Mr. Jean Coutu.

For the twelve-month period ended February 27, 2016

During fiscal 2016, the Corporation opened 4 new stores, relocated 3 stores, closed 3 stores and 10 franchised stores were significantly renovated or expanded.

As of February 27, 2016, the Group operated a network of 417 franchised stores under the banners of PJC Jean Coutu, PJC Jean Coutu Santé Beauté, PJC Jean Coutu Santé and PJC Clinique, all located in Quebec, Ontario and New Brunswick.

On April 28, 2015, the Corporation announced its intention to redeem up to 7,983,000 Class “A” subordinate voting shares during the twelve-month period commencing May 7, 2015, representing approximately 10% of the then outstanding public float for the Class “A” subordinate voting shares. The redemption of 2,170,790 shares was completed during the fiscal year through the facilities of the Toronto Stock Exchange and in accordance with its requirements, at an average weighted price of $19.11 per share for a total amount of $41.5 million for which the carrying value was $10.8 million. All of the redeemed shares have been cancelled.

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During fiscal year 2016, the Corporation moved to its new administrative offices and has started operating its new distribution center located in Varennes.

For the twelve-month period ended March 4, 2017

During fiscal 2017, the Corporation opened 5 new stores, relocated 3 stores, closed 4 stores and 10 franchised stores were significantly renovated or expanded.

As of March 4, 2017, the Group operated a network of 418 franchised stores under the banners of PJC Jean Coutu, PJC Jean Coutu Santé Beauté and PJC Jean Coutu Santé, all located in Quebec, Ontario and New Brunswick.

On April 27, 2016, the Corporation announced its intention to redeem up to 4,063,000 Class “A” subordinate voting shares during the twelve-month period commencing May 9, 2016, representing approximately 5% of the then outstanding public float for the Class “A” subordinate voting shares. The redemption of 1,215,704 shares was completed during the fiscal year through the facilities of the Toronto Stock Exchange and in accordance with its requirements, at an average weighted price of $19.91 per share for a total amount of $24.2 million for which the carrying value was $6.0 million. All of the redeemed shares have been cancelled.

On November 10, 2011, the Corporation contracted an unsecured revolving credit facility expiring on November 10, 2016, for a total amount of $500 million. Since then, the Corporation exercised the option available under the credit agreement to extend the credit facility until November, 2021. On December 3, 2014, the Corporation cancelled $250 million of the $500 million aggregate amount available under the unsecured revolving credit facility in order to reduce standby fees.

ITEM 3. DESCRIPTION OF ACTIVITIES

The Corporation’s activities consist of two operating segments: franchising and generic drugs.

Franchising. The Jean Coutu Group exercises its franchising activities in the Canadian drugstore retail industry, mainly in Eastern Canada. The following paragraphs of this Item 3 mainly describe such activities.

In connection with its activities, the Corporation acts as franchisor under its banners, operates three distribution centres and coordinates several other services for the benefit of its 418 franchised stores as of March 4, 2017. These services include centralised purchasing, distribution, marketing, training, human resources, management, operational consulting, information systems and the private labels program of the Corporation.

Pro Doc. With a portfolio of about 165 generic molecules and 360 different products, Pro Doc’s mission is to supply with drugs wholesalers, among which The Jean Coutu Group, as well as the Quebec pharmacists.

A generic drug is equivalent to a brand-name drug. Each generic molecule contains the same active ingredients as the original molecule, that is, chemical substances that act on the body and produce the desired effect. All generic drugs are assessed by Health Canada with regard to safety, efficiency and quality and must be approved before being marketed.

Pro Doc ensures that manufacturing standards are complied to and required authorizations are obtained when it markets generic products. In order to do so, it implements within the framework of its operations all the required procedures and measures regarding the quality control of its products. It also enters into long- term agreements with its major generic molecule suppliers to ensure the quality of its supply. These agreements also regulate the management of licenses that enable Pro Doc to distribute and sell its products and to obtain the regulatory approvals for its operations.

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The generic drugs manufactured by Pro Doc are almost exclusively sold in Quebec to wholesalers, such as the Jean Coutu Group, and pharmacists under its trademark “Pro Doc”.

General

The Jean Coutu Group is the largest pharmacy chain in Quebec. The “Jean Coutu” name is a widely-recognized brand in Quebec. Moreover, since many years, the Corporation is among the most admired corporations in Quebec according to a survey conducted annually by Léger Marketing.

The Jean Coutu Group’s operations are based on a franchise model. Under Quebec law, only pharmacists are permitted to own a pharmacy. PJC franchisees own their businesses and are responsible for managing their stores and their layout. They are also responsible for funding their inventory. The Jean Coutu Group generates revenues from royalties, based on a percentage of store sales, from the sale of merchandise to franchisees, mainly delivered from its distribution centers and from services rendered to them. The Jean Coutu Group also generates important revenues from real estate properties, including many strategically-located PJC franchised pharmacy locations. In fact, the Group is the owner or holds the rights to the master lease for nearly all of its PJC franchised stores.

During the 53 week fiscal year 2017, the PJC franchisee pharmacist network filled more than 97.6 million prescriptions, with an average of approximately 233 600 prescriptions per franchised pharmacy. During that same period, prescription drugs accounted for approximately 62% of sales while front-end merchandise of the PJC franchised stores, including over-the-counter medication, accounted for approximately 38% of sales.

Store Network

The preferred PJC Jean Coutu franchised store format is 12,000 to 14,000 square feet. However, different formats, especially under its other banners, adapted to the communities the Corporation serves are built. PJC franchised stores are generally freestanding stores on corner locations or in strip shopping centers, in high retail traffic areas. Approximately 40% of the PJC franchised stores are located adjacent to or in medical office buildings.

PJC Jean Coutu franchisees generally carry over 20,000 front-end products, including more than 3,000 private label and exclusive brand products.

The table below sets forth the provinces in which PJC franchised stores are located.

Province	Number of stores as of March 4, 2017
New Brunswick	27
Ontario	9
Quebec	382

Total stores	418

The following table provides a history of PJC franchised store openings, additions and closings since the beginning of fiscal 2013.

		Fiscal years ended
	2013	2014	2015	2016	2017

Number of stores at beginning of period	399	407	413	416	417
Added stores [1]	4	3	2	—	1
New stores [2]	6	5	3	4	4
Closed or sold stores	2	2	2	3	4
Number of stores at end of period	407	413	416	417	418

[1]	“Added stores” are defined to be stores that were acquired by a franchisee, which were therefore added to the PJC franchised store network and where all existing operations were kept at the same location.

[2]	“New stores” are defined to be stores that were opened without buying or transferring any prescriptions from other locations.

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Franchise Operations

In Quebec, only pharmacists are permitted to own a pharmacy. Elsewhere in Canada, even though laws vary province by province, only pharmacists are permitted to perform pharmaceutical acts in a pharmacy. As a result, the Jean Coutu Group maintains a franchise relationship with pharmacists for all the stores within its network. The franchise agreement grants the PJC franchised pharmacists the right to operate an establishment under any of the Jean Coutu Group banners in return for the payment of franchise royalties and other fees.

Franchise Agreement. Under the franchise agreement, PJC franchisees must pay the Corporation a franchise royalty of approximately 4% to 5% of covered franchised store revenues, and, when need be, additional fees for accounting and other services. The Jean Coutu Group franchisees purchase their inventory from the Jean Coutu Group’s distribution centers, which supply them with 92% of their stocked product value, including prescription drugs.

The franchisees agree to abide by standards that, the Corporation believes, help franchised stores to have strong customer value and to offer convenience, such as maintaining operating hours seven days a week, including evening hours. Pursuant to the franchise agreement, the Jean Coutu Group provides its franchisees with multiple services, including centralized purchasing, distribution, marketing, training, human resources, management, operational consulting, information systems, professional services, as well as participation in the Group’s private label program. Franchisees also pay additional fees for additional human resources and information technology services. Furthermore, franchisees are obligated to participate in all Jean Coutu Group advertising campaigns and benefit from the support of an experienced corporate management team that has significant resources and industry expertise.

The initial term of a typical franchise agreement is five years with renewal options. The Group has 457 franchisees, several of whom have franchises for multiple store locations. Among the current franchisees, many of them have been with the PJC store network for more than ten years.

Franchisee Selection Process. Potential franchisees undergo rigorous scrutiny before being invited to become part of the PJC franchisee network. All prospective franchisees are required to be licensed pharmacists in the province in which the prospective store is to be located. The Group selects franchisees based on a number of factors, including the candidate’s business and pharmacy experience, management style, customer service experience and commitment to the PJC store network business strategy. In addition, to ensure that each newly selected franchisee is prepared to operate a PJC store, the Jean Coutu Group invites each new franchisee to attend more than 150 hours of business training courses on several important aspects of operating a PJC store and owning and operating a business enterprise in general.

Professional and Commercial Activities

Pharmacy. The Corporation believes that it is imperative that PJC franchised pharmacists provide their customers pharmaceutical care and services of high quality. One aspect of the Corporation’s strategy is to allow PJC franchised pharmacists make better decisions and to provide the best health support to their patients. The Group has therefore developed a workflow system and pharmaceutical care and services designed to enable an efficient workflow process in order to optimize: fast prescription filling, verification of quality control, reduction of errors in preparing orders and in providing pharmaceutical services, collaboration between pharmacists to monitor medication and maximization of the availability of high demand prescription products. The Corporation believes that its workflow system and management of pharmaceutical care and services is critical to its goal of helping PJC franchised pharmacists to provide professional pharmacy services and patient care of the highest quality.

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The Group believes that its efforts to continually improve pharmaceutical care and services offered by the PJC franchised stores contribute to customer loyalty and increased in-store traffic of the network franchised stores.

At all times during business hours, PJC franchised pharmacies provide prescription preparation services, monitoring of therapy, counseling, pharmaceutical care and sale of drugs by pharmacists and their support staff. Each PJC franchised pharmacy carries a complete line of both brand name and generic prescription drugs.

Through the Jean Coutu Academy, the Corporation ensures that PJC pharmacists stay informed of the latest developments in clinical pharmacy. Therefore, the Jean Coutu Academy offers PJC pharmacists many training programs, namely, through courses available on the website of the Jean Coutu Academy and seminars and periodic publications updating current market and industry trends.

The Corporation also developed an in-house training program for the PJC drug clerks, which, the Corporation believes, is unique in its industry.

Front-End Merchandise. PJC franchised stores carry a wide variety of front-end merchandise, including: personal care products, private label products, photography products as well as seasonal and promotional items, tailored to local consumer tastes and demands for convenience and quality. PJC franchised stores also carry an extensive selection of high-quality beauty, cosmetics and fragrance merchandise.

Private Label and Exclusive Brand Products. PJC franchised stores carry more than 3,000 private label and exclusive brand products. PJC’s private label offerings include: the Personnelle line of beauty and cosmetic products, over-the-counter medications, as well as personal care products. The Corporation holds the exclusive rights for the sale in the provinces of Quebec, Ontario and New Brunswick for the Jean d’Estrées Paris line of cosmetic products and the Solfine line of hair coloring, in addition to exclusive rights of sale in pharmacies for the line of cosmetic products Caudalie in the province of Quebec. The Corporation believes that the choice and quality of such merchandise carried by its PJC franchised stores provide these stores with a competitive advantage relative to other Canadian drugstores, mass merchandisers and food retailers. The Group intends to continue to promote and expand private label and exclusive brand merchandise offerings at PJC franchised stores to drive sales of these products.

Marketing and Advertising

The Corporation maintains centralized marketing and advertising programs for its PJC franchised store network. The Group believes that PJC franchisees greatly benefit from the Corporation’s strong and recognizable brand name, its experienced and professional marketing support and the controlled advertising costs resulting from the scale of its operations. The Corporation regularly presents to the franchisees product selection and holds five purchasing exhibitions annually, one of which is devoted exclusively to cosmetics.

The PJC advertising circular and the website are among the Group’s top promotional vehicles, although the Corporation also regularly uses other marketing tools, such as radio, television, local newspapers and social media. The circulars are designed to increase sales of front-end products, to satisfy local needs and demand, but also to emphasize the Jean Coutu brand name, the services’ quality of the PJC franchised pharmacists, of the PJC stores and the commitment of the Group to customer service. The Corporation’s website offers various online services to better complete the PJC shopping experience, such as: prescription refill, photo printing services and the advertisement of the ongoing promotions.

The AIR MILES Reward Program is supported by all stores of the Jean Coutu network. In addition to allowing us to attract customers and loyalty through promotional offensives, the AIR MILES Reward Program is a source of information about our customers and their buying habits allowing us to better assess business opportunities.

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Purchasing and Distribution

As a supplier to the PJC franchised stores, the Corporation purchases brand name and generic prescription drugs from numerous manufacturers. The Group believes that many competitive supply sources are readily available for substantially all of the prescription drugs and front-end merchandise that it supplies to PJC franchised stores and, consequently, that the loss of any one supplier would not have a material effect on its business. The largest suppliers for the fiscal year ended March 4, 2017 were Janssen and Procter & Gamble, which respectively accounted for 5.6% and 3.2% of the dollar value of the Group’s supply volume.

A data warehouse is used to track and analyze selling trends at PJC franchised stores. This system enables the Corporation to optimize stock levels and product mix available and to help franchisees with their purchasing decisions. The PJC franchised store merchandise is purchased from the Group and distributed by its trucks or third party providers from the distribution centers located in Varennes (Quebec), Longueuil (Quebec) or Hawkesbury, (Ontario), in a proportion of 92%. The remainder of PJC franchised store merchandise is purchased directly by PJC franchisees from other suppliers.

Selling Prices of Medications

The selling prices of medications and fees applicable to certain activities of the Corporation as a distributor of drugs are regulated. For more information regarding these measures, see the section “Quarterly Results” in our 2017 MD&A, which is incorporated into this Annual Information Form by reference. The 2017 MD&A of the Corporation is available on SEDAR at www.sedar.com.

Real Estate

As of March 4, 2017, the Corporation owned 180 buildings, including strip malls, professional buildings and free standing buildings, most of which house a PJC franchised store. In addition, the Corporation owned three lands for future development. The Corporation believes that PJC franchised stores attract high-quality tenants to its properties because of the consistent retail traffic at PJC franchised stores. The Corporation owns and leases to franchisees 147 of its PJC locations. Almost all of these leases contain two five-year renewal options and involve fair market value rent increases. In addition, the Group sublets 269 store locations to other PJC franchisees. The leases the Corporation has entered with the owners generally have original terms of ten years, two to four five-year renewal options and involve fair market value rent increases. The Corporation believes that its real estate assets enable it to ensure that prime locations remain under the Jean Coutu Group banners.

Information Systems

The distribution operations of the Corporation and the operations of PJC franchised stores are supported by the use of information systems, including point of sale scanners (POS), that enable in-depth analysis of inventory and sales, which enhances the efficiency of the operations of the Corporation and those of PJC franchisees. The information provided by these systems enables the Corporation to refine purchasing operation with its suppliers, on an ongoing basis. The Corporation regularly works with PJC franchisees to customize their shelf space to customer preferences in an effort to increase sales volumes and gross margins. Rx Information Centre Ltd. (a wholly-owned subsidiary of the Corporation) is responsible for the development, installation, support and management of information systems for the PJC store network, as well as distribution centers of the Corporation.

Rx Information Centre Ltd. has, among other things, developed sophisticated proprietary pharmacy information and workflow system which is used in nearly all PJC franchised pharmacies. This system is designed to enable an efficient workflow process that optimizes pharmacy services through: fast prescription filling, verification of quality control, reduction in filling errors, reduced chances of adverse drug interaction, examination of workflow data, documentation and monitoring of patient records, and maximization of the availability of high-demand prescription products. At the patient’s request, this system also allows customers to refill their prescriptions at any PJC franchised pharmacy within the same province (except for Ontario), and access through the Corporation’s mobile app or website to their health record, and when appropriate their family’s, containing the list of their prescriptions.

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Human Resources

As of March 4, 2017, the Jean Coutu Group and its subsidiaries had 1,350 employees (including the 48 employees of the subsidiary Pro Doc).

As of March 4, 2017, a group of 692 employees of the Corporation were unionized. These employees work at the Jean Coutu Group’s distribution centers located in Longueuil and Varennes and are members of the Syndicat des travailleuses et travailleurs de PJC entrepôt-CSN. The current collective agreement, signed in December 2011, ends on December 31, 2019.

As of March 4, 2017, franchised stores employed a total of 20,506 persons.

Trademarks

The Jean Coutu Group owns many trademarks used in conjunction with the operation of its business including “Personnelle”, “PJC”, “Jean Coutu”, “Jean Coutu Santé Beauté”, “Jean Coutu Santé”, “Notre passion… votre beauté” and “PJC Délices”.

Cycles

The weather has an effect on the general population’s health and, by extension, on the sales of PJC franchised stores. For example, in the winter, the Corporation sells more cold and flu medicine, while in the summer, allergy and sun protection products are in greater demand. PJC franchised store sales are affected by holidays such as Christmas, Easter, Halloween, Valentine’s Day, Mother’s Day, Father’s Day and back-to-school time. The peak sales period is generally the 4th quarter of the fiscal year, which includes Christmas.

Trends and Competitive Environment

The Corporation generally believes there is an increased consumer focus on prevention, general wellness, advice and on the purchase of self-care products, such as vitamins, analgesics, medicinal herbs, smoking-cessation products and lifestyle products. Our accessibility is expected to continue to have a positive impact on sales of prescription drugs, over-the-counter medications, nutrition supplements and other drugstore merchandise.

The PJC franchised store network competes with local, regional and national businesses, including independently owned drugstores, supermarkets, mass merchandisers, hardware stores, discount stores and other drugstore chains, groups and banners. The Corporation primarily competes with national drugstore chains, but also increasingly faces competition from supermarkets and mass merchandisers, which have expanded their offerings to include pharmacy products and services. See “Risk and Uncertainties — Competition” in the 2017 MD&A, which is incorporated to this Annual Information Form by reference. The 2017 MD&A of the Corporation is available on SEDAR at www.sedar.com.

Drugstore chains remain the main channel for prescription drug sales and have increased their share of prescription sales at the expense of independently owned drugstores, which have difficulty competing with drugstore chains on the pricing of front-end merchandise. Another major factor for the competitiveness of drugstore chains is the convenience of drugstore chain locations.

Social Responsibility

For several years, the Corporation has been taking concrete steps towards improving the quality of life of the communities it serves and that of its franchisees, partners and employees. Among other things, the Corporation supports organizations operating in the health and education sectors. It also supports organizations whose mission is to ensure population welfare.

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Moreover, the Corporation tends to implement procedures that allow it to offer a range of products complying with all applicable legislation in Canada and with high quality standards in relation to the choice of products the Corporation offers its franchisees, and to their manufacturing and safety.

In addition, the Corporation has adopted an Environmental Policy. The content of this policy is periodically revised by the Corporation’s Governance and Nominating Committee. The text of this policy is available on the Corporation’s website at www.jeancoutu.com.

The promotion of recyclable bags and recuperation of expired medication, are amongst the various environmental initiatives adopted by the Corporation.

The Corporation received a performance certificate in connection with the “ ICI ON RECYCLE!” recognition program implemented by the Recyc-Québec crown corporation that acknowledges companies who have reached high performance levels in residual materials reclamation. The Corporation also participates in the “Call 2 recycle” program, which enables the recycling of domestic batteries. The Corporation encourages its pharmacist owners to participate in these programs.

To the Corporation’s knowledge, regulatory requirements related to environmental protection do not and will not have any significant impact on the Corporation’s capital spending, earnings or competitiveness within the normal course of its business.

Risks Factors

The “Risks and Uncertainties” section of the Corporation’s 2017 MD&A is incorporated herein by reference, as supplemented from time to time in the “Risks and Uncertainties” section of the Corporation’s quarterly reports to shareholders. The Corporation’s 2017 MD&A is available on SEDAR at www.sedar.com.

ITEM 4. DIVIDENDS

The following table provides a summary of the cash dividends declared and paid by the Corporation to all holders of Class “A” subordinate voting shares and Class “B” shares for the three most recent fiscal years.

Fiscal years ended February 28, 2015, February 27, 2016 and March 4, 2017 ($ per share)
2017	0.48
2016	0.44
2015	0.40

During the next fiscal year, the Jean Coutu Group intends to maintain its dividend policy, which provides for the payment to shareholders of four quarterly dividends based on financial forecasts for the current year.

The declaration, amount and date of any future dividends will continue to be considered by the Board of Directors of the Corporation based upon and subject to the Corporation’s earnings and financial requirements and any other factors prevailing at the time.

Event Subsequent to March 4, 2017

On April 26, 2017, the Board of Directors of the Jean Coutu Group declared a quarterly dividend of $0.13 per Class “A” subordinate voting share and Class “B” share, an increase of 8.3% compared to the previous quarter. This dividend will be paid on May 26, 2017 to all shareholders of the Corporation on record on May 12, 2017.

12 | The Jean Coutu Group (PJC) Inc. | Annual Information Form 2017

ITEM 5. CAPITAL STRUCTURE

The authorized share capital of the Corporation consists of an unlimited number of Class “A” subordinate voting shares (actions à droit de vote subalterne catégorie « A ») without par value, an unlimited number of Class “B” shares (actions catégorie « B ») without par value and an unlimited number of Class “C” shares (actions catégorie

«	C ») without par value, issuable in one or more series.

As of March 4, 2017, 80,183,204 Class “A” subordinate voting shares and 103,500,000 Class “B” shares were issued as fully paid. No Class “C” shares are presently issued and outstanding.

As of March 4, 2017, the Class “A” subordinate voting shares represented 7.19% of the total voting rights attached to all issued and outstanding shares of the Corporation.

The following is a summary of the material provisions concerning the various classes of shares of the Corporation’s authorized share capital and is subject to the complete text of the rights, privileges, conditions and restrictions attached to these shares.

Class “A” Subordinate Voting Shares and Class “B” Shares

Voting rights

Each Class “A” subordinate voting share is entitled to one vote and each Class “B” share is entitled to ten votes.

Change in voting rights attached to the Class “B” Shares

In the event that the “Coutu Family” ceases to be the beneficial owner, directly or indirectly, of shares representing 50% or more of the votes attaching to all shares then outstanding, the Class “B” shares shall thereupon confer upon their holder the right to one vote per share instead of ten votes per share.

“Coutu Family” means Jean Coutu and his descendants, born or to be born, or any one of them, as well as any corporate body, controlled by one or more of them.

Issue of Class “B” shares

As long as Class “B” shares are outstanding, the Corporation shall not, at any time, unless the holders of such shares shall have given their consent by way of special resolution, issue Class “A” subordinate voting shares unless, at the time of issue and in the manner determined by the Board of Directors, the Corporation offers to the holders of Class “B” shares the right to subscribe for, pro rata the number of shares they respectively hold, an aggregate number of Class “B” shares such that, if the holders of Class “B” shares decided to subscribe for all of the Class “B” shares that they will be entitled to subscribe for at that time, the proportion of voting rights attaching to the Class “B” shares issued and outstanding immediately following such subscription in relation to all the voting rights attaching to all of the issued and outstanding shares immediately following the issue of Class “A” subordinate voting shares shall be the same immediately following the issue of Class “A” subordinate voting shares as immediately prior to that issue.

Dividends

Holders of Class “A” subordinate voting shares and Class “B” shares are entitled to any dividend declared by the Corporation, at a rate to be fixed by the directors. A dividend shall not be declared nor paid on Class “A” subordinate shares unless a dividend in the same amount per share is simultaneously declared and paid on Class “B” shares.

13 | The Jean Coutu Group (PJC) Inc. | Annual Information Form 2017

Exchange privilege in the event of a Bid

Should a bid (as defined below) be made to the holders of Class “B” shares without being made concurrently upon the same terms to the holders of Class “A” subordinate voting shares, each Class “A” subordinate voting share will become exchangeable into one Class “B” share at the holder’s option in order to allow such holder to accept such bid, subject however to the acceptance of the bid by the holders of Class “B” shares holding, at a given date, more than 50% of the voting rights attaching to all of the shares in the Corporation’s share capital carrying voting rights.

“Bid”, as defined in the Articles of Amendment, means a take-over bid, a take-over bid by way of an exchange or an issuer bid (as defined in the Securities Act (Quebec), as currently enacted or as it may be amended or re-enacted thereafter) in order to purchase Class “B” shares; provided, however, that a bid does not include (i) a bid made at the same time, price and conditions to all of the holders of Class “B” shares and to all of the holders of Class “A” subordinate voting shares, (ii) a bid for all or any part of the Class “B” shares issued and outstanding at the time of the bid, where the purchase price for each Class “B” share does not exceed 115% of the average market price obtained by averaging the closing prices of the Class “A” subordinate voting shares during the 20 days of market activity preceding the date of the bid, or (iii) a bid made by one or more members of the Coutu Family, to one or more members of the Coutu Family.

The exchange privilege of the Class “A” subordinate voting shares may be exercised by providing the Corporation, at its head office, or its transfer agent, with a written notice accompanied by the share certificate(s) representing such shares. The exchange privilege shall be deemed to have been exercised at the date at which such written notice and share certificate(s) representing the shares to be exchanged are received by the Corporation or its transfer agent; the Articles of Amendment provide for the processing of notices and share certificates, the issuance of share certificates, the exercise of voting rights, the sending of notices by its transfer agent to the holders of Class “A” subordinate voting shares and the payment of the purchase price for the shares sold pursuant to the bid.

Exchange privilege attached to Class “B” Shares

Each Class “B” share may, at any time, at the holder’s option, be exchanged for one Class “A” subordinate voting share.

Liquidation

In the case of liquidation or dissolution of the Corporation or of any other distribution of the Corporation’s assets among its holders for the purpose of winding-up its affairs, the holders of Class “A” subordinate voting shares and the holders of Class “B” shares shall be entitled to divide equally all of the assets of the Corporation available for payment or distribution, on a share-for-share basis, based upon the number of shares they hold respectively.

Rank

Except as otherwise provided for above, Class “A” subordinate voting shares and Class “B” shares carry the same rights, are equal in all respects and must be treated by the Corporation as if they were shares of one class. The Class “A” subordinate voting shares and the Class “B” shares rank, as to dividends and reimbursement of capital in the event of liquidation or dissolution, after the Class “C” shares.

Amendment

The Articles of Amendment of the Corporation provide that certain amendments, the effect of which is to affect the rights, privileges, conditions and restrictions attached to the Class “A” subordinate voting shares and to the Class “B” shares, must be authorized by at least three quarters of the votes cast at a meeting of the holders of Class “A” subordinate voting shares or, as the case may be, of the holders of Class “B” shares, duly held for that purpose.

14 | The Jean Coutu Group (PJC) Inc. | Annual Information Form 2017

Class “C” Shares

The Class “C” shares may be issued, from time to time, in one or more series and the rights, privileges, conditions and restrictions attaching to each series may be determined by the directors of the Corporation by way of resolution. The Class “C” shares of each series rank equally with the Class “C” shares of any other series as to dividends and reimbursement of capital in the event of liquidation or dissolution of the Corporation, and rank before the Class “A” subordinate voting shares and Class “B” shares as to dividends and reimbursement of capital.

Voting rights

The holders of Class “C” shares, as a class, are not entitled to any voting rights, save those instances where class voting rights are provided for in the Articles of Amendment of the Corporation.

Liquidation

In the event of liquidation or dissolution of the Corporation or any other distribution of the assets of the Corporation among its holders for the purpose of winding-up its affairs, the holders of Class “C” shares shall be entitled to receive, prior to any distribution of assets among holders of other classes of shares, the paid-up capital in respect of such shares, as well as any non-cumulative dividend declared and remaining unpaid at the time of distribution or, as the case may be, any cumulative dividend accumulated and remaining unpaid, whether declared or not, but will be entitled to no further participation in the assets of the Corporation.

Amendment

The Articles of Amendment of the Corporation provide that certain amendments, the effect of which is to affect the rights, privileges, conditions and restrictions attached to Class “C” shares, must be authorized by at least three quarters of the votes cast at a meeting of the holders of Class “C” shares duly held for that purpose.

ITEM 6. MARKET FOR SECURITIES

Class “A” subordinate voting shares are traded on the Toronto Stock Exchange under the symbol PJC.A.

Trading Prices and Volumes

The information below pertaining to prices1 is stated in dollars per share.

Month	High	Low	Volume
February 2016[2]	20.92	20.37	292 558
March 2016	22.41	19.64	4 117 126
April 2016	22.13	18.76	3 373 194
May 2016	20.94	18.70	3 017 629
June 2016	20.83	19.07	2 832 561
July 2016	20.35	18.56	2 849 845
August 2016	19.60	18.75	2 684 765
September 2016	20.37	18.78	3 979 267
October 2016	20.48	18.86	3 192 458
November 2016	21.00	19.37	3 012 878
December 2016	22.25	20.41	3 665 289
January 2017	21.26	20.01	2 830 607
February 2017	20.46	19.67	2 961 386
March 2017[3]	20.14	19.75	334 280

	High	Low	Volume
Annual	22.41	18.56	39 143 843

[1]	Source: TSX Historical Data.
[2]	The month of February 2016 includes the day of February 29.
[3]	The month of March 2017 includes the days of March 1st, 2nd, and 3rd.

15 | The Jean Coutu Group (PJC) Inc. | Annual Information Form 2017

ITEM 7. DIRECTORS AND OFFICERS

Directors

The names and occupations of the directors of the Corporation and their places of residence appear in the following table. The information is accurate as of April 26, 2017. The directors of the Corporation are elected annually and the term of office of each of these directors expires upon the election of his successor unless he should resign or his office should become vacant because of death, removal or any other reason.

Name / Place of residence	Function	Director Since	Principal Occupation	Previously Held Positions[1]
Lise Bastarache Candiac (Québec) Canada	Director	March 2003	Corporate Director and Economist

François J. Coutu Verdun (Québec) Canada	Director, President and Chief Executive Officer	December 1985	President and Chief Executive Officer of the Corporation

Jean Coutu Montréal (Québec) Canada	Director, Chairman of the Board	June 1969	Chairman of the Board of Directors of the Corporation

Marie-Josée Coutu Outremont (Québec) Canada	Director	September 1997	President of the Fondation Marcelle et Jean Coutu

Michel Coutu Montréal (Québec) Canada	Director	December 1985	President of MMC Consulting Inc.

Sylvie Coutu Outremont (Québec) Canada	Director	September 1997	President of Sylvie Coutu Design

L. Denis Desautels Ottawa (Ontario) Canada	Director	January 2003	Corporate Director

Marcel E. Dutil St-Georges de Beauce (Québec) Canada	Director	September 1995	Chairman of the Board of the Canam Group Inc.

Nicolle Forget Longueuil (Québec) Canada	Director, Vice- Chairman of the Board of Directors	September 1993	Corporate Director

Michael Hanley Mont-Royal (Québec) Canada	Director	July 2016	Corporate Director

Dr Robert Lacroix Mont-Royal (Québec) Canada	Director	September 2006	Professor Emeritus of the Université de Montréal

16 | The Jean Coutu Group (PJC) Inc. | Annual Information Form 2017

Name / Place of residence	Function	Director Since	Principal Occupation	Previously Held Positions[1]

Marie-Josée Lamothe Beaconsfield (Québec) Canada	Director	July 2016	Managing Director, branding & Managing Director of Quebec at Google Canada	Executive vice president, marketing and corporate relations, L’Oréal Canada, 2010 to 2014

Andrew T. Molson Westmount (Québec) Canada	Director	July 2014	Chairman of the Board of RES PUBLICA Consulting Group

Cora Mussely Tsouflidou Prévost (Québec) Canada	Director	July 2012	Director of the Cora group of corporations

Annie Thabet Verdun (Québec) Canada	Director	July 2010	Partner, Celtis Capital Inc.

[1]	In the past five years.

As of April 26, 2017, to the best knowledge of the Corporation, no director of the Corporation is or has been, within ten years before the date of this Annual Information Form, a director or executive officer of any corporation, that, while this person was acting in such capacity or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

As of April 26, 2017, the composition of the committees of the Board of Directors of the Corporation is as follows:

Audit Committee	Human Resources and Compensation Committee	Governance and Nominating Committee
L. Denis Desautels, Chair	Nicolle Forget, Chair	Andrew T. Molson, Chair
Lise Bastarache	Lise Bastarache	Lise Bastarache
Marcel E. Dutil	L. Denis Desautels	Marie-Josée Coutu
Michael Hanley	Robert Lacroix	Michel Coutu
Robert Lacroix	Andrew T. Molson	Nicolle Forget
Annie Thabet	Annie Thabet	Cora Mussely Tsouflidou

Officers

The name, place of residence and principal occupations during the past five years of the officers of the Jean Coutu Group and its subsidiaries appear in the following table. The information is accurate as of April 26, 2017.

Name, Place of Residence	Function	Previously Held Positions
André Belzile Drummondville (Québec) Canada	Senior Vice President, Finance and Corporate Affairs

Hélène Bisson Verdun (Québec) Canada	Vice President, Communications

17 | The Jean Coutu Group (PJC) Inc. | Annual Information Form 2017

Name, Place of Residence	Function	Previously Held Positions
Alain Boudreault Pierrefonds (Québec) Canada	Vice President and Chief Information Officer	Director, Storage systems, Centre d’information Rx ltée, 2006 to 2012

Daniel Côté Repentigny (Québec) Canada	Vice President, Logistics and Distribution	Vice President, Distribution and Logistics, Sobeys Québec, 2012 to 2017

François J. Coutu Verdun (Québec) Canada	President and Chief Executive Officer

Jean Coutu Montréal (Québec) Canada	Chairman of the Board

Jean-Michel Coutu Mont Royal (Québec) Canada	Executive Vice President, Retail Operations and Distribution	Vice President, Retail Operations, 2011 to 2016

Louis Coutu Montréal (Québec) Canada	Vice President, Commercial Policies

Brigitte Dufour Longueuil (Québec) Canada	Vice President, Legal Affairs and Corporate Secretary	Senior Director, Legal Affairs and General Counsel and Corporate Secretary of the Corporation, 2011 to 2012

Guy Franche Rosemère (Québec) Canada	Vice President, Control and Treasury

Alain Lafortune Saint-Sauveur (Québec) Canada	Executive Vice President, Purchasing and Marketing

Marie-Chantal Lamothe Verdun (Québec) Canada	Vice President, Human Resources	Head Director, Change Management for the Corporation, 2013 to 2015 Vice President, Human Resources, Laurentian Bank, 2011 to 2013

Richard Mayrand Anjou (Québec) Canada	Executive Vice President, Pharmacy and Governmental Affairs

Normand Messier Verdun (Québec) Canada	Executive Vice President, Franchise Development and Operations	Executive Vice President, Network Operation, 2004 to 2016

Marcel A. Raymond Mont-Saint-Hilaire (Québec) Canada	President, Pro Doc ltée

As of April 26, 2017, the directors and officers of the Corporation, owned or exercised control, directly or indirectly, on 4,205,223, or 5.24%, of the Class “A” subordinate voting shares and on 103,500,000, or 100%, of the Class “B” shares.

18 | The Jean Coutu Group (PJC) Inc. | Annual Information Form 2017

ITEM 8. LEGAL PROCEEDINGS

As of March 4, 2017, the Corporation was involved in only one legal proceeding, pending or threatened and whether covered or not by the Corporation’s insurance, which could have a material impact on the Corporation.

An application for authorization to institute a class action was served to the Corporation by Sopropharm, an association constituted under the professional syndicates act of which some of the Corporation’s franchised pharmacist owners are members. The purpose of this request is to obtain the authorization to exercise a class action under the form of a declaratory action seeking (i) the invalidation of certain contractual provisions of the standard franchise agreements of the Corporation, particularly the clause providing the payment by the franchise stores of royalties on the sale of medications; (ii) the restitution of certain payments; and (iii) the reduction of certain contractual obligations. The request also intends to grant the applicant the status of representative for the purpose of carrying the class action in the name of the group composed of pharmacist owners who operate under the banners of the Corporation in Québec since July 15, 2013.

This application to institute a class action has not been authorized at this stage. The Corporation intends to contest this recourse and defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the outcome of this application or to determine the amount of any potential loss, if any.

ITEM 9. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of April 26, 2017, Mr. Jean Coutu, Chairman of the Board of the Corporation, personally, by participating in three stores franchised under the PJC Jean Coutu banner as well as through certain corporations in which he holds an interest, is involved in transactions with the Corporation and its subsidiaries. The same is true of Mr. François J. Coutu, President and Chief Executive Officer of the Corporation, as franchisee with respect to eleven stores franchised under the PJC Jean Coutu banner as well as for Mr. Jean-Michel Coutu (a grand-son of Mr. Jean Coutu) as franchisee of two stores franchised under the PJC Jean Coutu banner. These transactions, collectively, have no material impact on the Corporation or its subsidiaries and are concluded in the normal course of the Corporation’s business, in accordance with the same terms and conditions applicable to other PJC franchisees. These transactions involve the supply of products and the payment of royalties, rent, interest, store opening expenses, accounting and management fees as well as fees for information technology services.

ITEM 10. TRUST AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Corporation is Computershare Trust Corporation of Canada located at 1500 Robert-Bourassa Boulevard, 7th Floor, Montréal, Québec, H3A 3S8.

ITEM 11. MATERIAL CONTRACTS

The Corporation is not a party to any material contracts outside the ordinary course of business or that would otherwise be required to be filed pursuant to a requirement of the Canadian Securities Administrators.

ITEM 12. INTEREST OF EXPERTS

Name of Experts

The consolidated financial statements of the Corporation for the year ended March 4, 2017 have been audited by Deloitte LLP, independent chartered professional accountants.

Interest of Experts

During the fiscal year ended March 4, 2017, the audit committee of the Corporation obtained a written confirmation from Deloitte LLP, chartered professional accountants, confirming their independence according to the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

19 | The Jean Coutu Group (PJC) Inc. | Annual Information Form 2017

ITEM 13. AUDIT COMMITTEE DISCLOSURE

Charter

1.	Composition.

a)	The Audit Committee of the Corporation (the “Committee”) shall consist of at least three members and a maximum of seven.

b)	Each member of the Committee shall sit on the Board of Directors of the Corporation.

c)	Each member of the Committee shall be independent.

d)	Each member of the Committee shall be competent in financial matters.

2.	Election of members. The members, as well as the Chair of the Committee, are elected by and among the Directors of the Corporation during the first meeting of the Board of Directors immediately following the annual general shareholders’ meeting of the Corporation.

3.	Term of mandate. The mandate of each member of the Committee begins at the date of the meeting of the Board of Directors during which he is elected to this position and expires at the date of the first meeting of the Board of Directors during which his successor is duly elected or appointed, unless he resigned or his position became vacant as a result of his death, removal or any other cause.

4.	Death, incapacity or resignation of a member. In the event that the Board of Directors must fill a Committee vacancy resulting from the death, incapacity or resignation of a member, the member of the Committee appointed to fill the Committee vacancy is dispensed from the application of paragraphs c) and d) of section 1 for a period ending at the later of the two following dates:

a)	the next annual general shareholders’ meeting of the Corporation; or

b)	six months after the event leading to the vacancy.

The present section shall not apply if the Board of Directors of the Corporation has reasons to believe that this exemption could significantly reduce the capacity of the Committee to act independently and to comply with other regulatory requirements.

5.	Meeting of the Committee. The Committee is required to meet at least four times a year in the place, and at the date and time determined by the Corporate Secretary after consultation with the Chairman and the members of the Committee. A member of the Committee may request the holding of an extraordinary meeting at any time by sending to the Corporate Secretary a notice to this effect.

6.	Calling of meeting. A notice with the time, date, place and object of any meeting of the Committee shall be sent by any mode of transmission allowed by law or communicated by telephone to each member and to the auditors of the Corporation at least two days before the date of the meeting.

7.	Attendance by telephone. The members of the Committee may participate in any meeting via any means allowing all participants to communicate orally between themselves, including via conference call.

8.	Quorum. The quorum of the Committee consists of the majority of its acting members.

9.	Chairman. The meetings of the Committee are presided by a member of the Committee chosen by the Board of Directors and, in his absence, by a member chosen among the members then attending.

10.	Procedure. Committee meeting procedures are the same as those in effect during the meetings of the Board of Directors.

20 | The Jean Coutu Group (PJC) Inc. | Annual Information Form 2017

11.	Majority required. The questions debated during a Committee meeting are decided by the majority of votes cast.

12.	Compensation. The members of the Committee receive, for their services on the said committee, the compensation determined by a resolution of the Board of Directors of the Corporation.

13.	Powers. The Committee has the following powers:

a)	to communicate directly with or to meet privately with any manager or employee of the Corporation, as well as its internal and/or independent auditors;

b)	to hire independent attorneys and/or other counsellors it deems necessary to assist it in its functions;

c)	to determine and pay the fees of the counsellors from whom it receives services.

14.	Mandate. The preparation and the presentation of the financial statements of the Corporation, their accuracy, as well as the efficiency of the internal audits is the responsibility of management. Management is also responsible for maintaining adequate internal control and procedures, as well as for the use of appropriate principles and standards regarding accounting and presentation of financial statements. The independent auditors are responsible for the audit of annual financial statements in accordance with generally accepted accounting principles.

The Committee is created to review, on a continuous basis, the pertinence and the efficiency of these activities and to assist the Board of Directors in overseeing the accuracy of the financial statements of the Corporation, the relevancy and the efficiency of internal controls, the competence and independence of independent auditors, and the compliance by the Corporation to legal and regulatory requirements.

The Committee must review its mandate annually.

The Committee’s mandate extends to the Corporation, its divisions and subsidiaries and is described more particularly as follows:

14.1	Responsibilities with respect to financial disclosure and financial reports

•	the Committee reviews the quarterly financial statements and the management’s discussion and analysis (MD&A) of the Corporation before their approval by the Board of Directors;

•	it ensures that the Corporation complies with regulatory standards relating to the preparation and the disclosure of financial statements and the management report;

•	it inquires about changes to accounting policies having a material impact on the presentation of financial statements;

•	it reviews and ensures that all claims and/or lawsuits, which may have a material impact on the finances of the Corporation, are correctly recorded in the financial statements;

•	it ensures that the financial statements of the Corporation are accurate, reliable and honest;

•	it evaluates the decisions made by management and/or by the independent auditors relating to the presentation of financial statements;

•	it reviews the press releases concerning the annual and quarterly releases of financial results of the Corporation along with its other releases containing important financial information before their approval by the Board of Directors;

•	it ensures that the Corporation’s disclosure practices and policy comply with the regulatory requirements applicable to the Corporation;

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14.2	Relationship with independent auditors

•	it recommends to the Board of Directors the appointment of the independent auditors as well as their fees, and reviews their employment perquisites, as well as other services they may be called upon to provide to the Corporation and the circumstances which may justify and warrant a change of independent auditors, whom report directly to the Committee;

•	it oversees the work of the independent auditors employed to deliver an audit report or render other audit, review or attestation services to the Corporation, including the resolution of disagreements between management and the independent auditors concerning financial information;

•	it evaluates annually the performance of the independent auditor and discusses and reviews the competence, independence and objectivity of the independent auditors and of the partner of the independent audit firm in charge of the mandate with the Corporation, as well as the rotation of the partner in charge or of the other associates involved with the audit team;

•	it reviews the mandate and the independent audit program, the letter of recommendation which follows the annual audit and the corresponding follow-ups, the major changes to accounting guidelines, the principal value judgements at the basis of the financial statements and how they are drafted;

•	it approves beforehand all non-audit services that the independent auditors of the Corporation or those of its subsidiaries must render to the Corporation or to its subsidiaries pursuant to the Corporation’s Policy concerning the scope of services provided by independent auditors;

•	it can communicate directly with the independent auditors at any time;

•	it meets separately management and the independent auditors at least once per quarter;

•	it questions the independent auditors regarding their relationship with the management of the Corporation, as well as the difficulties encountered during their audit mandate, as the case may be;

•	it reviews and approves the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Corporation;

14.3	Responsibilities concerning internal audit

•	it meets the Senior Director, Internal Audit, as well as the management of the Corporation, to discuss the efficiency of internal and risk management controls implemented by the Corporation, as well as the measures taken to rectify any major weakness or failure identified;

•	it reviews the mandate and the internal audit programs, the resources granted to such function and the follow-ups made with respect to the recommendations of the Senior Director, Internal Audit;

•	it reviews the statements of the Senior Director, Internal Audit concerning the efficiency of the Corporation’s internal controls with respect to the audit work performed;

•	following discussions between the management and the chair of the Committee in this regard, it is informed by the latter with respect to the nomination of the internal auditor and the evaluation of its performance

14.4	Responsibilities concerning internal controls and risk management

•	it supervises the presentation by management of information concerning internal controls;

•	it requires that management implement appropriate internal controls and communication mechanisms of financial information extracted or derived from the financial statements of the Corporation for the benefit of the public;

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•	it enquires with management as to the information disclosure controls and procedures (“IDCP”) and the internal control of financial information (“ICFI”) of the Corporation as well as material weaknesses in the design or operation of IDCP and ICFI;

•	it ensures that the conclusions of management’s evaluation of the efficiency of the IDCP are adequately presented in the management’s discussion and analysis (MD&A);

•	it enquires with management as to the internal controls in place for the global management of all risks that the Corporation may be facing in its operations;

•	it periodically reviews the risk evaluation programs and the management of such programs;

•	it reviews, evaluates and approves periodically such controls;

•	it reviews the short-term liquidity investment policies of the Corporation with respect to cash management;

•	it verifies all investments and operations likely to impact negatively the sound financial situation of the Corporation when it is brought to its attention by the independent auditors and/or an executive;

•	it oversees the implementation of procedures concerning the receiving, recording and processing of complaints received by the Corporation regarding its accounting or its internal accounting or auditing controls;

•	it oversees the implementation of procedures concerning the confidential communication, on an anonymous basis, by the employees of the Corporation, including its divisions and subsidiaries, concerning questionable accounting or audit practices;

14.5	Review of transactions between affiliated persons

•	it reviews management’s report on all transactions conducted during the previous year between employees and/or officers on one hand and the Corporation and/or affiliated entities on the other hand;

14.6	Retirement Plan

•	it periodically enquires as to the funding of the retirement plans as well as the investment management, structure and performance of the retirement plans;

14.7	Responsibilities concerning regulatory authorities

•	it reviews all material reports received from regulatory authorities regarding financial matters;

•	it reviews the evaluation and statements of management relating to compliance with particular regulatory requirements, as well as the plans of management aiming to remedy any failure identified;

•	it ensures that the recommendations from regulatory authorities be implemented and then monitored;

•	it reviews all reports to be included in the management proxy circular; and

•	it reviews all other financial matters that it deems fit or that the Board of Directors decides to bring forward to its attention.

15.	Report. The Committee reports on its activities to the Board of Directors verbally at the next meeting of the Board which usually follows the meeting of the Committee and in writing by submitting the minutes of its meeting at the subsequent meeting of the Board of Directors.

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Composition of the Audit Committee

The audit committee is presently formed of six “independent” directors as defined in Regulation 52-110 regarding the audit committee, namely Mr. L. Denis Desautels, chair of the Committee, Ms. Lise Bastarache, Mr. Marcel E. Dutil, Mr. Michael Hanley, Mr. Robert Lacroix and Mrs. Annie Thabet.

Relevant Experience of the Audit Committee Members

The following section names each member of the audit committee as well as his or her relevant experience regarding the execution of his or her responsibilities as a member of the audit committee.

L. Denis Desautels. Mr. Desautels has chaired the audit committee since 2003. He has been a chartered accountant since 1966. Mr. Desautels has practiced as a certified public accountant, auditor and one of the senior partners of the firm Ernst & Young LLP (formerly Clarkson Gordon) from 1964 to 1991. In 1991, Mr. Desautels was appointed Auditor General of Canada, a position that he held until 2001. In this capacity, he was notably responsible for the auditing of financial statements of the Government of Canada, the governments of the Territories and several crown corporations. He is presently a member of the audit committee of two listed companies and one non-profit organization, which provides him with a first-hand opportunity to appreciate the role and the functioning of an audit committee.

Over the course of his career, Mr. Desautels has acquired competence in the audit of major public and private companies and he is consequently quite familiar with generally accepted accounting principles. He is capable of understanding financial statements and accounting problems of a degree of complexity that is generally comparable to those that could be found in the financial statements of the Corporation. In addition, his experience as independent auditor during 37 years has allowed him to acquire a solid understanding of internal controls and of the process leading to the preparation of financial statements.

Lise Bastarache. Mrs. Bastarache was, until January 2005, Regional Vice President, Private Banking Quebec for RBC Financial Group. She joined the Economics Department of RBC Financial Group in 1996, where she acted as Deputy Chief Economist before joining the Commercial Markets Group as Analyst in 2000. Mrs. Bastarache holds a Bachelor’s degree and a Master’s degree in Economics from the Université du Québec à Montréal as well as the course requirements of a PhD in Economics from McGill University. As a Commercial Markets’ Analyst for RBC, Mrs. Bastarache has analyzed the financial statements of many large corporations that presented accounting problems generally comparable in scope and complexity to those found in the financial statements of the Corporation.

In addition, as Vice President of RBC Private Banking, Ms. Bastarache was ultimately responsible for the internal controls and for the preparation of the income statements of her division. Since January 2005, Mrs. Bastarache continues to act as member of various boards of directors and committees. She is a member of the audit committee of three publicly-traded companies.

Marcel E. Dutil. Mr. Dutil is Chairman of the Board of directors and was President and Chief Executive Officer of the Canam Group Inc., company that he created in 1973 following the acquisition of Les Aciers Canam Inc. As Chairman of the Board and Chief Executive Officer of the Canam Group Inc., and as director of several public companies since 1974, such as Border Trust, National Bank of Canada, Manac Inc., Transcontinental Inc., Québec Telephone and others, Mr. Dutil has acquired a good understanding of generally accepted accounting principles in Canada and has regularly been called upon to analyze and evaluate financial statements presenting accounting problems generally comparable to those that could reasonably be expected to be found in the financial statements of the Corporation. For more than 20 years, Mr. Dutil has acted as a member of several audit committees including Québec Téléphone, Maax Inc., and National Bank of Canada.

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Michael Hanley. Mr. Hanley is a chartered accountant since 1987. From 1987 to 1990, he has worked as an auditor at Arthur Andersen. From 1990 to 1993, he was an internal auditor at Produits Forestiers Canadien Pacifique (later Avenor), and from 1993 to 1997 he acted as corporate controller and eventually as vice president and head of finance at Cartons Saint-Laurent. From 1997 to 1998, he was first vice president and head of finance at Gaz Metro, following which he worked for Alcan from 1998 to 2007, where he successively held several positions in finance, including first vice president and head of finance. Since 2012, he acts as director for several corporations, and apart from being a member of audit committee of the Jean Coutu Group, he chairs the audit committees of three Canadian public corporations.

During his career, Mr. Hanley has acquired a good level of qualification with respect to auditing standards for public corporations, internal control systems, generally accepted accounting principles, and the process for preparing financial statements. He is consequently in a position to have a good understanding of financial statements of similar complexity to those of the Corporation.

Robert Lacroix. Mr. Lacroix holds a PhD in Economics and was a professor in the Department of Economics of the Université de Montréal from 1970 to 2006. He is now Professor Emeritus. From 1998 to 2005, Mr. Lacroix was Rector of the Université de Montréal and in this quality, he also served on the budget and the finance committees. As such, he managed an operating and research budget surpassing one billion dollars. As Rector and member of these committees, he acquired a solid comprehension of internal controls and the establishment process of financial statements.

Mr. Lacroix was a member of the audit committee of the Université de Montréal during his mandate as Rector and in this capacity, he had to analyse financial statements presenting accounting problems generally comparable to those that could reasonably be expected to be found in the financial statements of The Jean Coutu Group (PJC) Inc. He has been a member of the audit committee of Industrielle Alliance and Pomerleau Inc.

Annie Thabet. Mrs. Thabet is a chartered professional accountant (CPA, CA) since 1982. She started her career as an auditor and consultant in financial services at Price Waterhouse (now PwC) and then joined Société générale de financement du Québec where, as an investment manager, she has been involved in the development, evaluation, due diligence and completion of several large investment projects. As a Partner of Celtis Capital, Mrs. Thabet remained involved in the analysis and evaluation of businesses for transactions purposes. During her career, Mrs. Thabet has developed a capacity to analyse financial statements and to identify potential problems issued from special and complex transactions. Over the last 20 years, Mrs. Thabet has been a member of various audit, finance or investment committees. She currently chairs the Audit committee of Manac Inc., a listed public company prior to 2015. Mrs. Thabet holds a Bachelor in Commerce from Sherbrooke University, a Master degree in Business Administration from Concordia University and is an Institute-certified Director from the Institute of Corporate Directors.

Policies Regarding Services Rendered by Auditors

Upon the recommendation of the audit committee, the Corporation adopted, in 2005, a policy concerning the scope of the services rendered by the independent auditors. This policy is annually reviewed by the committee. The policy requires the audit committee to pre-approve all audit and non-audit services. This policy forbids the Corporation from engaging auditors to provide certain non-audit services to the Corporation and its subsidiaries, including bookkeeping or other services related to accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuary services, internal audit services, investment banking services, management functions or human resources functions and legal services. The policy allows however the Corporation, in particular circumstances, to engage the services of auditors to provide non-audit services, other than the prohibited services, when the audit committee specifically approves these services.

All audit and non-audit services provided by the independent auditors for the fiscal year ended March 4, 2017 were pre-approved by the audit committee.

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A copy of the policy concerning the scope of the services rendered by independent auditors may be obtained free of charge upon request to the Corporate Secretary of the Corporation, at the head office located at 245 Jean Coutu Street, Varennes (Québec) J3X 0E1.

Remuneration of Auditors

The following table presents, by category, the fees billed by the independent auditors of the Corporation, Deloitte LLP, for the fiscal years ended March 4, 2017 and February 27, 2016.

Category of Fees	2017	2016

Audit Fees	645,172	640,210
Audit Related Fees	27,500	33,750
Tax Fees	—	—
Other Fees	1,697,756	2,310,096

Total	2,370,428	2,984,056

In the table above, the terms in the column “Category of Fees” have the following meanings: “Audit Fees” include the aggregate fees of Deloitte LLP for the audit of annual consolidated financial statements, the review of the quarterly financial statements and other audits and regulatory filings. “Audit-Related Fees” include the aggregate fees of Deloitte LLP for assurance and other related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under Audit Fees including the audit of the retirement plans and the consultation relative to the accounting and financial disclosure standards. “Tax Fees” include the aggregate fees of Deloitte LLP for professional services rendered for tax compliance, tax advice as well as tax planning services related, among other things, to the preparation of income tax returns of the Company, capital tax and sales tax. “All Other Fees” include the aggregate fees of Deloitte LLP for professional services related to the assistance in the elaborated design of the distribution center of Varennes and for the selection and implementation of a warehouse management system.

ITEM 14. ADDITIONAL INFORMATION

Further financial and corporate information on the Corporation is available on Internet at www.sedar.com or www.jeancoutu.com.

In addition, the Corporation shall provide to any person, upon request to the Corporate Secretary of the

Corporation:

(a)	when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

i)	a copy of the Corporation’s annual information form, together with a copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

ii)	a copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditors and a copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

iii)	a copy of the management proxy circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors;

iv)	a copy of any other document that is incorporated by reference in the preliminary short form prospectus or the short form prospectus and is not required to be provided under i) to iii) above.

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(b)	at any other time, a copy of any documents referred to in i), ii) and iii) above, provided the Corporation may require the payment of a reasonable fee if the person requiring the information is not a securities holder of the Corporation.

Additional information, including officers’ and directors’ remuneration and loans granted to them, if any, principal shareholders of the Corporation, stock options and the interest of insiders in material transactions, if any, is contained in the Management Proxy Circular dated April 26, 2017, which was prepared for the 2017 Annual Meeting of Shareholders. Other financial information is included in the audited consolidated financial statements and the notes thereto for the fiscal year ended March 4, 2017 as well as Management’s Discussion and Analysis thereon. All such additional information relating to the Corporation is available on SEDAR at www.sedar.com.

The foregoing documents may be obtained by contacting the Corporate Secretary at the head office of the Corporation located at 245, Jean Coutu Street, Varennes (Québec) J3X 0E1.

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